Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Earnings:
Income (loss) from continuing operations before income taxes	$84.8	$118.5	$143.8	$29.9
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.1)	(0.4)	0.4	0.7
Fixed charges	21.6	24.7	41.6	94.9
Earnings (loss)	$106.3	$142.8	$185.8	$125.5
Fixed charges:
Interest expense, including debt discount amortization	17.2	14.0	$32.2	$34.2
Amortization of debt issue cost	1.0	1.1	2.0	2.3
Loss on early extinguishment of debt	—	6.5	0.7	51.9
Portion of rental expense representative of interest factor (assumed to be 33%)	3.4	3.1	6.7	6.5
Fixed charges	$21.6	$24.7	$41.6	$94.9
Ratio of earnings to fixed charges	4.9	5.8	4.5	1.3
Amount of earnings deficiency for coverage of fixed charges	$—	$—	$—	$—

Calculation excluding loss on early extinguishment of debt:
Ratio of earnings to fixed charges	4.9	7.5	4.5	1.7
Amount of earnings deficiency for coverage of fixed charges	$—	$—	$—	$—